FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Harris, Barney, D	2. Issuer Name and Ticker or Trading Symbol Airtrax, Inc. (AITX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) Airtrax,Inc. 870-B Central Ave	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Hammonton, NJ 08037		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	4/29/02		A	58,802	A	1/	151,301	D

1/ Of the total amount, 25,000 shares of common stock were exercised by Mr. Harris under his employment agreement for the annual period ending August 12, 2000. Of these shares,  2,500 shares are exercisable for a total sum of $1.00, 10,000 shares are exercisable at a rate equal to 35% of the lowest rate paid for stock in the 30 days preceding the purchase of said stock, and 12,500 shares are exercisable at a rate equal to 17.5% of the lowest rate paid for stock in the 30 days preceding the purchase of said stock The remaining 33,802 shares of common stock were exercised at an average price of $0.80 per share.

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common stock options	1/	9/12/02		A	25,000		9/12/02	9/12/03	Common stock	25,000	$0.00	50,000
Common stock options	$0.50 per share	7/1/02		A	5,000		7/1/02	7/1/03	Common stock	5,000	$0.00	5,000

1/ The 25,000 shares are exercisable under an employment agreement with the Company. Of the total shares 2,500 shares are exercisable for a total sum of $1.00, 10,000 shares are exercisable at a rate equal to 35% of the lowest rate paid for stock in the 30 days preceding the purchase of said stock, and 12,500 shares are exercisable at a rate equal to 17.5% of the lowest rate paid for stock in the 30 days preceding the purchase of said stock

By: /s/ D. Barney Harris D. Barney Harris **Signature of Reporting Person	02/18/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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